Exhibit 99.1

Materialise to Hold Annual Shareholders’ Meeting on June 4, 2024

LEUVEN, Belgium, May 22, 2024 (GLOBE NEWSWIRE) -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing software and sophisticated 3D printing solutions, today announced that it will host its Annual General Shareholders’ Meeting at 10:00 am CEST on Tuesday, June 4, 2024.

The convening notices and other documents pertaining to the Annual General Shareholders’ Meeting, including the annual report, are available on Materialise's website at https://investors.materialise.com/governance-documents

About Materialise
Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities. For additional information, please visit www.materialise.com

For additional information, please visit: www.materialise.com

Kristof Sehmke

Materialise

+32477702260

kristof.sehmke@materialise.be